Filed by Market Vectors ETF Trust (Commission File Nos. 333-123257; 811-10325)

Series ID: S000034406 Class ID: C000105864
Series ID: S000034407 Class ID: C000105865
Series ID: S000034408 Class ID: C000105866
Series ID: S000034409 Class ID: C000105867
Series ID: S000034410 Class ID: C000105868
Series ID: S000034411 Class ID: C000105869
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: Biotech HOLDRS Trust (Commission File No. 001-15044)
Oil Service HOLDRS Trust (Commission File No. 001-16311)
Pharmaceutical HOLDRS Trust (Commission File No. 001-15653)
Regional Bank HOLDRS Trust (Commission File No. 001-15965)
Retail HOLDRS Trust (Commission File No. 001-16369)
Semiconductor HOLDRS Trust (Commission File No. 001-15855)

FREQUENTLY ASKED QUESTIONS

Table of Contents:

I.	Action Choices
II.	ETFs and HOLDRS
III.	The New Market Vectors ETFs
IV.	About Van Eck Global

I. Action Choices

If I am a HOLDRS investor, what action do I need to take?

For investors interested in the expected exchange offer, no action is necessary until the exchange offer commences.

Please revisit this website after the exchange offer begins for additional information or subscribe for future Email Updates.

If you have specific questions about this transaction, please call D.F. King & Co., Inc., the Information Agent:

–	Toll-Free: 800.290.6424
–	Banks and Brokers Call: 212.269.5550
–	Email: marketvectorsetf@dfking.com

How do I get notified about developments?

Please revisit the website, vaneck.com/holdrs, after the expected exchange offer commences for additional information or to subscribe for future email updates.

Investors in the six HOLDRS can expect to receive information about the expected exchange offer shortly after it commences from their brokerage firm or from D.F. King & Co., Inc., the Information Agent

II. ETFs and HOLDRS

How do ETFs differ from HOLDRS?

Typically, ETFs (exchange-traded funds) have the following characteristics:

–	They are exchange-traded baskets of securities that offer investors exposure to a particular industry, sector, style or investment category.

–

Most ETFs are “passively managed” – meaning they are managed in an effort to track, as closely as possible before fees and expenses, the performance of a benchmark index. As the underlying index changes (i.e., as companies are added or deleted, or as company weights change), the components and relative weights in the ETF changes.

–

ETFs, which must adhere to certain Internal Revenue Service (IRS) diversification rules, tend to offer greater diversification than HOLDRS. HOLDRS use a depositary trust structure which means that their initial portfolio of securities generally remains static over time. Over the years, as some of the underlying securities were acquired or went out of business, the number of their components has declined. Unlike ETFs, a HOLDR does not track an index and does not rebalance to ensure that no single stock represents a disproportionate part of the basket.

HOLDRS typically have the following characteristics:

–

HOLDRS are exchange-traded baskets of securities that offer investors exposure to a particular industry. They use a depositary trust structure which means that their initial portfolio of securities generally remains static over time. They are not managed, nor are they designed to track an index. As a result, the basket of securities created at inception does not change over time except in limited circumstances such as when a security is acquired by another firm or the component company goes out of business.

–	HOLDRS shares represent beneficial ownership of the stocks in the underlying basket. Basically, HOLDR owners are treated the same as if they owned the underlying stocks. As a result:

Owners of HOLDRS receive communications distributed by the issuers of the underlying securities.

Since investors in ETFs do not have direct ownership in the basket’s underlying securities, their dividend and document recordkeeping requirements are simpler than HOLDRS’.

III. The New Market Vectors® Exchange-Traded Funds (ETFs)

Describe the six new Market Vectors ETFs.

At this stage, regulations limit disclosure of detailed information about the new ETFs. The following reflects current expectations but is subject to SEC review:

Expected ETF Name	Expected	Expected	Number of Holdings in Corresponding
	Ticker	Number of	HOLDR
		Holdings
Market Vectors Oil Services ETF	OIH	25	14
Market Vectors Semiconductor ETF	SMH	25	18
Market Vectors Pharmaceutical ETF	PPH	25	14
Market Vectors Biotech ETF	BBH	25	10
Market Vectors Retail ETF	RTH	25	18
Market Vectors Money-Center Bank ETF	RKH	25	17

The new ETFs are expected to start trading on the NYSE Arca Exchange on the day after the closing of the exchange offer. Each ETF is expected to offer broad exposure to a particular industry; like HOLDRS, they will hold primarily U.S. securities.

Describe the underlying indices for the six new Market Vectors ETFs.

The ETFs will seek to track, as closely as possible before fees and expenses, the total return performance of six new indices developed by Market Vectors Index Solutions GmbH, a subsidiary of Van Eck Associates Corporation.

The underlying indexes have been designed to provide liquid, diversified exposure to each particular industry. As is typical of sector indexes, each index will not be static but will evolve over time to reflect changes to the industry it represents. Initially, each will contain 25 constituents and include currently leading investable companies in the particular industry (as measured by market capitalization and average daily tradingvolume).

As with all Market Vectors ETFs, the funds will be rebalanced quarterly to reflect changes in the index.

Index composition and weights are transparent and available without charge on Van Eck’s website, vaneck.com/holdrs.

Why will the portfolio composition of the new ETFs differ from that of the corresponding HOLDRS?

The new Market Vectors ETFs will be organized as open-end investment companies. They will be subject to diversification rules set for Regulated Investment Companies (RICs) by the IRS.

These rules generally require ETFs to diversify broadly.

–	At least 50 % of fund assets must be diversified so that:

Securities of any one issuer may not represent more than 5% of the value of total fund assets

The fund does not hold more than 10% of the outstanding voting securities of any issuer.

–	The remainder (not more than 50%) may be non-diversified – i.e., concentrated in holdings of a single issuer.

In addition, the indices will conform to diversification rules and concentration limits established by the index provider and codified in an index rule book, which is available to the public on Van Eck’s website, vaneck.com/holdrs.

HOLDRS are not subject to RIC rules because HOLDRS owners are treated for tax purposes as the owners of the underlying stock. Some HOLDRS also lack diversification because they are not able to rebalance and underlying securities have been removed from their basket over time. This concentration potentially jeopardizes the ability of certain HOLDRS to provide broad exposure to the sectors or industries which they were designed to reflect.

Details on the composition of underlying benchmark indices can be found on Van Eck’s website at vaneck.com/holdrs.

What will be the fees and expenses of the new ETFs?

Van Eck proposes to contractually cap the fees and expenses of each new ETF (excluding interest expense, offering costs, trading expenses, taxes and extraordinary expenses) at 35 basis points (0.35%) of the fund’s assets. This cap would be in effect through April 30, 2013 but could be extended at management’s discretion. HOLDRS have a custody fee of $0.02 per HOLDR per quarter ($8 per year per 100 HOLDRS shares), which isnetted out of any cash dividends or distributions paid by the underlying securities.

Are the new ETFs expected to pay dividends and distributions?

Yes. Like other Market Vectors equity ETFs, these ETFs are expected to pay investors a pro rata share of any dividends received. Typically, these are paid annually at yearend.

How can I get more information about Market Vectors ETFs?

Van Eck’s website contains extensive information on Market Vectors ETFs, including:

–	Index and ETF constituents and weights	–	Fund ticker, ISIN and intraday NAV
	updated daily	–	Index ticker
–	Daily ETF prices, NAVs, volume, daily and	–	Gross and net expense ratio
	YTD change in NAV, premium/discounts,	–	Assets under management
	premium/discount distribution and NAV	–	Commencement date
	price history	–	Options availability
–	Month and quarter end performance	–	Financial reports

	history of the index, the NAV and the Fund	–	Prospectuses and SAIs
share price
–	Modern portfolio theory (MPT) statistics
for the index
–	Index country breakdown where
appropriate
–	Index market capitalization

Van Eck also offers a toll-free number (888.MKT.VCTR) through which financial professionals and investors can speak to a Van Eck investor services representative between 8:00 a.m. and 6:00 p.m. EST Monday through Friday. For additional information about contacting Van Eck, please go to vaneck.com/about/contact_us.

In connection with the expected exchange offer, Van Eck offers a micro site, vaneck.com/holdrs, which contains important information such as a timeline, Frequently Asked Questions, the characteristics of ETFs vs. HOLDRS and Action Steps.

What documents will Van Eck file in connection with the new ETFs?

Van Eck has filed a Registration Statement, including prospectuses, on Form N-1A. Documents will be provided to investors in the six HOLDRS through broker dealers. In addition, this material will be available free-of-charge on the Securities and Exchange Commission’s EDGAR web site at sec.gov/edgar.shtml, and on Van Eck’s web site, vaneck.com/holdrs.

IV. About Van Eck Global

Please describe Van Eck Global.

Van Eck was founded in 1955 by John C. van Eck, CFA, a pioneer in U.S. managed investment funds. Van Eck launched the first gold fund in the U.S. in 1968.

Over its 56-year history, Van Eck has innovated new managed investment fund concepts with a focus in hard assets, emerging markets, precious metals and other specialized asset classes.

Van Eck has a total of $34.7B of investor assets under management in its mutual funds, ETFs, variable insurance portfolios, separate accounts and its other institutional funds as of 6.30.11.

Van Eck launched the Market Vectors family of exchange-traded funds (ETFs) in 2006 with the introduction of Market Vectors Gold Miners ETF (GDX).

As of June 30, 2011, Van Eck was the 6th largest ETF issuer in the U.S., with total ETF assets of $22.9 billion in 34 Market Vector ETFs. Its ETFs cover a broad array of equity and fixed income investment categories including hard assets, gold, international markets, emerging markets debt and municipal bonds.

Where can investors get more information about Van Eck Global?

The firm’s website, vaneck.com, includes information regarding Van Eck’s history and management teams, as well as performance and other data related to its full family of investment products.

Important Disclosure

The information contained in the registration statements for the new ETFs referred to herein is not complete and may be changed. Van Eck may not sell these securities until the registration statements filed with the Securities and Exchange Commission become effective. The prospectus (or Statement of Additional Information) contained in each registration statement is not an offer to sell the securities referenced therein and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This FAQ is neither an offer to buy nor a solicitation of an offer to sell any of the HOLDRS or new ETF shares. The exchange offer will be made only pursuant to the exchange offer documents, which have not yet been filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF HOLDRS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS, WHEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

All information in this FAQ (other than opinions or expectations) concerning applicable HOLDRS, including their business and operations was provided by Merrill Lynch & Co. All information in this FAQ concerning Van Eck ETFs, including its business, operations and financial results, was provided by Van Eck.

Certain statements made in this press release that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Van Eck and the ETFs managed by Van Eck and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Van Eck and the ETFs managed by Van Eck undertake no responsibility to update publicly or revise any forward-looking statements.

Investing involves risk, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of an ETF carefully before investing.

The Indexes referred to herein are published by and are the exclusive property of Market Vectors Index Solutions GmbH, which has contracted with Structured Solutions AG to maintain and calculate the Indexes. Structured Solutions AG uses its best efforts to ensure that the Indices are calculated correctly. Structured Solutions AG has no obligation to point out errors in the Indices to third parties.

Investors may obtain free copies of the prospectus and summary prospectus, exchange offer documents, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus and summary prospectus, exchange offer documents and other documents filed with the SEC may also be obtained after the registration statements become effective by directing a request to: Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017 or by calling: (800) 826-2333 or visiting vaneck.com/etf.

Van Eck Securities Corporation, Distributor
335 Madison Avenue
New York, NY 10017